FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 11, 2006

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 11, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group presents revised segment financial results to reflect new reporting structure

Zurich, April 11, 2006 Credit Suisse Group today presents its revised segment financial results for the fiscal years 2005, 2004 and 2003 for its Credit Suisse banking business and its Winterthur insurance business. This follows the launch of the integrated global bank on January 1, 2006. These revised segment results reflect the Group’s new reporting structure, effective from the first quarter of 2006. Under the new structure, Credit Suisse Group will have a separate reporting segment for each of its three banking divisions, and a separate and single reporting segment for Winterthur. The revised segment results do not affect the Group’s previously reported consolidated financial results.

Credit Suisse Group confirmed its previously announced 2007 net income target of CHF 8.2 billion, which includes an after-tax cost synergy benefit of CHF 0.2 billion. The Group also provided medium-term income targets for its Investment Banking, Private Banking and Asset Management divisions in connection with the changes in its reporting structure.

The medium-term income targets for Credit Suisse Group’s banking divisions are as follows: in 2007, pre-tax income for Investment Banking is expected to be CHF 4.0 billion, pre-tax income for Private Banking is expected to be CHF 4.6 billion and pre-tax income for Asset Management is expected to be CHF 1.1 billion. These targets include a positive impact from synergies that are expected to arise from the integration strategy.

The revised segment results are available online at www.credit-suisse.com/revisedfinancials

Credit Suisse Group will publish its first-quarter 2006 results on May 2, 2006.

Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s revised segment results, please refer to the Group’s financial tables and slide presentation for analysts and the press, which are available on the internet at www.credit-suisse.com/revisedfinancials.

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse – Credit Suisse Group's banking arm – provides clients worldwide with investment banking, private banking and asset management services. It provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with specialist advisory services, comprehensive solutions, and innovative products.
Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Presentation of Credit Suisse Group’s revised segment financials via audio webcast and telephone conference

Conference for analysts and investors

Date	Tuesday, April 11, 2006

Time	11:00 CEST / 10:00 BST / 05:00 EST

Venue	Credit Suisse, 20 Columbus Courtyard, Canary Wharf, London E14 4DA
(For attendance by analysts and investors only)

Speaker	Renato Fassbind, CFO of Credit Suisse Group

The presentation will be held in English with simultaneous interpreting:
English – German, German – English

Webcast (audio)	www.credit-suisse.com/revisedfinancials

Telephone	Europe :	+41 91 610 5600
	UK :	+44 207 107 0611
	US :	+1 866 291 4166
Reference: ‘Credit Suisse Group’

Q&A session	You will have the opportunity to ask questions during the conference following the presentation.

Playback	Playback available approximately 3 hours after the event at:
www.credit-suisse.com/revisedfinancials

Telephone replay – available approximately 1 hour after the event; please dial:

	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	US:	+1 866 416 2558

Presentation followed by analyst/investor Q&A in English: 242#
Presentation followed by analyst/investor Q&A in German: 112#

Presentation followed by media Q&A in English: 283#
Presentation followed by media Q&A in German: 146#

Note	We recommend that you connect approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

Consolidated income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Interest and dividend income	28,338	30,946	40,920	7,735	7,890	7,613	7,708	8,808	10,115	10,437	11,560
Interest expense	(16,637)	(19,006)	(29,335)	(4,663)	(4,537)	(4,846)	(4,960)	(5,760)	(6,820)	(7,624)	(9,131)

Net interest income	11,701	11,940	11,585	3,072	3,353	2,767	2,748	3,048	3,295	2,813	2,429

Commissions and fees	12,911	13,571	14,610	3,562	3,416	3,305	3,288	3,237	3,481	3,796	4,096
Trading revenues	3,528	4,561	7,508	1,515	712	933	1,401	1,828	914	2,952	1,814
Realized gains/(losses) from investment securities, net	1,527	1,143	1,490	525	194	127	297	422	436	370	262
Insurance net premiums earned	21,234	20,255	20,650	7,247	4,538	4,032	4,438	7,596	4,217	4,359	4,478
Other revenues	1,369	3,333	4,456	730	1,355	609	639	766	1,585	1,045	1,060

Total noninterest revenues	40,569	42,863	48,714	13,579	10,215	9,006	10,063	13,849	10,633	12,522	11,710

Net revenues	52,270	54,803	60,299	16,651	13,568	11,773	12,811	16,897	13,928	15,335	14,139

Policyholder benefits, claims and dividends	24,024	22,025	23,310	7,740	4,752	4,196	5,337	7,985	4,989	5,550	4,786
Provision for credit losses	600	78	(140)	34	133	38	(127)	(36)	(29)	(48)	(27)

Total benefits, claims and credit losses	24,624	22,103	23,170	7,774	4,885	4,234	5,210	7,949	4,960	5,502	4,759

expenses	4,397	4,074	4,277	1,024	1,082	1,013	955	1,030	1,007	1,261	979
Banking compensation and benefits	11,042	11,951	13,971	3,428	3,087	2,802	2,634	3,296	3,098	3,595	3,982
Other expenses	8,944	8,391	9,664	1,823	1,994	2,075	2,499	1,789	3,038	2,108	2,729
Goodwill impairment	1,510	0	0	0	0	0	0	0	0	0	0
Restructuring charges	135	85	4	4	60	13	8	0	1	0	3

Total operating expenses	26,028	24,501	27,916	6,279	6,223	5,903	6,096	6,115	7,144	6,964	7,693

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,618	8,199	9,213	2,598	2,460	1,636	1,505	2,833	1,824	2,869	1,687

Income tax expense/(benefit)	(14)	1,417	1,354	565	435	106	311	627	209	432	86
Dividends on preferred securities for consolidated entities	133	0	0	0	0	0	0	0	0	0	0
Minority interests, net of tax	(31)	1,127	2,030	119	548	205	255	301	708	510	511

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,530	5,655	5,829	1,914	1,477	1,325	939	1,905	907	1,927	1,090

Income/(loss) from discontinued operations, net of tax	(201)	(21)	7	(47)	(20)	26	20	(9)	12	(9)	13
Extraordinary items, net of tax	7	0	0	0	0	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	(566)	(6)	14	(6)	0	0	0	14	0	0	0

Net income	770	5,628	5,850	1,861	1,457	1,351	959	1,910	919	1,918	1,103

Investment Banking income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net interest income	4,260	4,134	3,372	1,085	1,333	850	866	1,016	1,223	712	421

Commissions and fees	6,080	6,171	6,709	1,616	1,532	1,546	1,477	1,327	1,566	1,832	1,984
Trading revenues and realized gains/(losses) from
investment securities, net	2,262	2,872	4,931	1,390	120	647	715	1,484	465	1,779	1,203
Other revenues	422	564	535	67	303	122	72	167	163	78	127

Total noninterest revenues	8,764	9,607	12,175	3,073	1,955	2,315	2,264	2,978	2,194	3,689	3,314

Net revenues	13,024	13,741	15,547	4,158	3,288	3,165	3,130	3,994	3,417	4,401	3,735

Provision for credit losses	167	(34)	(73)	(21)	80	24	(117)	(19)	(1)	(40)	(13)

Compensation and benefits	6,881	7,765	8,621	2,332	1,998	1,749	1,686	2,135	1,977	2,373	2,136
Other expenses	3,958	3,987	5,400	860	957	1,119	1,051	946	1,999	1,129	1,326

Total operating expenses	10,839	11,752	14,021	3,192	2,955	2,868	2,737	3,081	3,976	3,502	3,462

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,018	2,023	1,599	987	253	273	510	932	(558)	939	286

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest

Investment Banking revenue disclosure (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Debt underwriting	1,454	1,401	1,484	313	435	368	285	271	411	408	394
Equity underwriting	783	747	931	244	189	115	199	139	186	263	343

Underwriting	2,237	2,148	2,415	557	624	483	484	410	597	671	737

Advisory and other fees	1,306	1,161	1,475	223	278	332	328	225	369	433	448

Total investment banking	3,543	3,309	3,890	780	902	815	812	635	966	1,104	1,185

Fixed income	5,834	6,191	7,004	2,084	1,183	1,499	1,425	2,116	1,353	1,969	1,566
Equity	3,345	3,795	4,340	1,206	935	768	886	1,066	912	1,341	1,021

Total trading	9,179	9,986	11,344	3,290	2,118	2,267	2,311	3,182	2,265	3,310	2,587

Other (including loan portfolio)	302	446	313	88	268	83	7	177	186	(13)	(37)

Net revenues	13,024	13,741	15,547	4,158	3,288	3,165	3,130	3,994	3,417	4,401	3,735

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Cost/income ratio	83.2%	85.5%	90.2%	76.8%	89.9%	90.6%	87.4%	77.1%	116.4%	79.6%	92.7%

Pre-tax margin	15.5%	14.7%	10.3%	23.7%	7.7%	8.6%	16.3%	23.3%	(16.3%)	21.3%	7.7%

Compensation/revenue ratio	52.8%	56.5%	55.5%	56.1%	60.8%	55.3%	53.9%	53.5%	57.9%	53.9%	57.2%

Average economic risk capital, in CHF m		10,922	13,246	10,708	11,109	11,297	10,852	11,221	12,708	14,229	15,109
Pre-tax return on average economic risk capital 1)		20.9%	14.7%	39.1%	11.3%	13.3%	20.3%	35.8%	(15.2%)	28.9%	10.3%

1)	Calculated using a return excluding funding costs for allocated goodwill

Private Banking income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net interest income	3,651	3,651	3,716	919	914	911	907	922	924	946	924

Commissions and fees	4,846	5,434	5,812	1,479	1,359	1,277	1,319	1,403	1,364	1,510	1,535
Trading revenues and realized gains/(losses) from investment securities, net	475	629	793	92	325	101	111	167	168	222	236
Other revenues	274	238	174	72	52	46	68	47	68	38	21

Total noninterest revenues	5,595	6,301	6,779	1,643	1,736	1,424	1,498	1,617	1,600	1,770	1,792

Net revenues	9,246	9,952	10,495	2,562	2,650	2,335	2,405	2,539	2,524	2,716	2,716

Provision for credit losses	404	116	(71)	55	51	18	(8)	(16)	(28)	(6)	(21)

Compensation and benefits	3,247	3,155	3,588	867	871	770	647	906	876	918	888
Other expenses	2,900	2,966	3,012	689	755	731	791	675	747	767	823
Restructuring charges	12	(2)	0	(2)	0	0	0	0	0	0	0

Total operating expenses	6,159	6,119	6,600	1,554	1,626	1,501	1,438	1,581	1,623	1,685	1,711

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,683	3,717	3,966	953	973	816	975	974	929	1,037	1,026

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Cost/income ratio	66.6%	61.5%	62.9%	60.7%	61.4%	64.3%	59.8%	62.3%	64.3%	62.0%	63.0%

Pre-tax margin	29.0%	37.3%	37.8%	37.2%	36.7%	34.9%	40.5%	38.4%	36.8%	38.2%	37.8%

Net new assets, in CHF bn	16.1	36.8	50.4	14.8	10.1	4.9	7.0	14.1	8.6	18.8	8.9

Average economic risk capital, in CHF m		4,718	4,714	4,726	4,748	4,755	4,677	4,655	4,727	4,741	4,743
Pre-tax return on average economic risk capital 1)		79.8%	85.5%	81.6%	82.9%	69.9%	84.5%	84.8%	79.8%	88.9%	88.2%

1)	Calculated using a return excluding funding costs for allocated goodwill

Wealth Management income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net interest income	1,333	1,569	1,625	380	388	397	404	411	401	417	396

Total noninterest revenues	4,688	5,083	5,500	1,417	1,326	1,134	1,206	1,294	1,287	1,447	1,472

Net revenues	6,021	6,652	7,125	1,797	1,714	1,531	1,610	1,705	1,688	1,864	1,868

Provision for credit losses	13	(5)	25	7	(9)	(1)	(2)	3	16	4	2

Compensation and benefits	2,103	2,071	2,367	584	562	493	432	589	575	607	596
Other expenses	1,888	2,007	2,072	478	509	484	536	470	503	532	567
Restructuring charges	12	(3)	0	(2)	0	(1)	0	0	0	0	0

Total operating expenses	4,003	4,075	4,439	1,060	1,071	976	968	1,059	1,078	1,139	1,163

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,005	2,582	2,661	730	652	556	644	643	594	721	703

	12 months

	2003	2004		2005		1Q2004		2Q2004		3Q2004		4Q2004		1Q2005		2Q2005		3Q2005		4Q2005

Cost/income ratio	66.5%	61.3%		62.3%		59.0%		62.5%		63.7%		60.1%		62.1%		63.9%		61.1%		62.3%

Pre-tax margin	33.3%	38.8%		37.3%		40.6%		38.0%		36.3%		40.0%		37.7%		35.2%		38.7%		37.6%

Net new assets, in CHF bn	15.4	31.4		42.8		12.5		9.2		3.5		6.2		11.1		8.1		16.8		6.8

Gross margin on assets under management		117.4	bp	112.6	bp	129.5	bp	120.3	bp	107.2	bp	112.9	bp	117.2	bp	110.0	bp	114.3	bp	109.4	bp

Net margin (pre-tax) on assets under management		45.6	bp	42.0	bp	52.6	bp	45.8	bp	38.9	bp	45.1	bp	44.2	bp	38.7	bp	44.2	bp	41.2	bp

Corporate & Retail Banking income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net interest income	2,319	2,082	2,092	538	527	514	503	512	523	529	528

Total noninterest revenues	906	1,217	1,278	227	409	290	291	323	313	323	319

Net revenues	3,225	3,299	3,370	765	936	804	794	835	836	852	847

Provision for credit losses	391	122	(96)	48	60	20	(6)	(19)	(44)	(10)	(23)

Compensation and benefits	1,144	1,083	1,221	283	309	277	214	318	301	311	291
Other expenses	1,012	959	940	211	246	247	255	205	243	235	257

Total operating expenses	2,156	2,042	2,161	494	555	524	469	523	544	546	548

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	678	1,135	1,305	223	321	260	331	331	336	316	322

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Cost/income ratio	66.9%	61.9%	64.1%	64.6%	59.3%	65.2%	59.1%	62.6%	65.1%	64.1%	64.7%

Pre-tax margin	21.0%	34.4%	38.7%	29.2%	34.3%	32.3%	41.7%	39.6%	40.2%	37.1%	38.0%

Net new assets, in CHF bn	0.7	5.4	7.6	2.3	0.9	1.5	0.7	3.0	0.4	2.0	2.2

Average economic risk capital, in CHF m		3,271	3,122	3,275	3,287	3,299	3,245	3,168	3,161	3,167	3,041
Pre-tax return on average economic risk capital 1)		34.8%	41.9%	27.3%	39.1%	31.7%	40.9%	41.8%	42.6%	40.0%	42.4%

1)	Calculated using a return excluding funding costs for allocated goodwill

Asset Management income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net interest income	(33)	(53)	(68)	(3)	(12)	(16)	(22)	(13)	(14)	(19)	(22)

Commisions and fees	1,988	2,020	2,076	495	514	495	516	524	498	515	539
Trading revenues and realized gains/(losses) from investment securities, net	33	45	41	14	12	9	10	7	16	8	10
Other revenues	220	536	752	108	326	41	61	96	282	144	230

Total noninterest revenues	2,241	2,601	2,869	617	852	545	587	627	796	667	779

Net revenues	2,208	2,548	2,801	614	840	529	565	614	782	648	757

Compensation and benefits	830	948	947	208	212	237	291	225	217	253	252
Other expenses	1,091	784	848	188	185	200	211	181	208	195	264
of which commission expenses	330	308	295	82	69	81	76	63	79	67	86

Total operating expenses	1,921	1,732	1,795	396	397	437	502	406	425	448	516

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	287	816	1,006	218	443	92	63	208	357	200	241

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest

Asset Management revenue disclosure (unaudited)

	12 months

in CHF m	2003	2004		2005		1Q2004		2Q2004		3Q2004		4Q2004		1Q2005		2Q2005		3Q2005		4Q2005

Asset management and administrative revenues	1,722	1,772		1,909		446		436		420		470		472		476		459		502
Private equity commission income	263	256		194		65		70		76		45		57		40		50		47

Net revenues before private equity gains	1,985	2,028		2,103		511		506		496		515		529		516		509		549

Private equity gains	223	520		698		103		334		33		50		85		266		139		208

Net revenues	2,208	2,548		2,801		614		840		529		565		614		782		648		757

	12 months

	2003	2004		2005		1Q2004		2Q2004		3Q2004		4Q2004		1Q2005		2Q2005		3Q2005		4Q2005

Cost/income ratio	87.0%	68.0%		64.1%		64.5%		47.3%		82.6%		88.8%		66.1%		54.3%		69.1%		68.2%

Pre-tax margin	13.0%	32.0%		35.9%		35.5%		52.7%		17.4%		11.2%		33.9%		45.7%		30.9%		31.8%

Net new assets	(9.8)	0.7		19.6		0.6		2.6		0.6		(3.1)		3.9		11.4		5.1		(0.8)

of which private equity	0.8	(9.1)		4.6		(0.7)		(2.9)		(3.1)		(2.4)		0.1		1.7		1.5		1.3

Gross margin on assets under management		54.6	bp	54.5	bp	52.9	bp	71.4	bp	45.3	bp	48.6	bp	52.1	bp	62.8	bp	49.4	bp	54.0	bp

management		13.2	bp	15.1	bp	14.6	bp	28.5	bp	6.2	bp	3.4	bp	13.9	bp	21.8	bp	11.9	bp	13.4	bp

Average economic risk capital, in CHF m		961		1,118		1,010		971		955		926		939		1,046		1,191		1,311
Pre-tax return on average economic risk capital		92.1%		98.0%		92.5%		189.0%		46.8%		34.4%		97.1%		143.7%		75.2%		82.1%

1)	Calculated using a return excluding funding costs for allocated goodwill

Winterthur income statement (unaudited)
	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005

Gross premiums written	21,822	20,740	20,949	9,955	3,776	3,561	3,657

Net premiums earned	21,234	20,254	20,651	7,489	4,324	4,360	4,478

gains/(losses)	6,553	6,883	8,196	1,852	2,020	2,601	1,723
Other revenues, including fees	260	517	619	144	165	130	180

Net revenues	28,047	27,654	29,466	9,485	6,509	7,091	6,381

Policyholder benefits incurred	20,314	19,292	19,328	7,196	3,761	4,258	4,113
balances	1,452	1,453	2,452	324	661	1,116	351
Dividends to policyholders incurred	2,258	1,281	1,482	464	552	138	328
Provision for credit losses	23	(6)	5	(2)	2	(3)	8

Total benefits, claims, dividends and credit losses	24,047	22,020	23,267	7,982	4,976	5,509	4,800

Insurance underwriting and acquisition expenses	2,190	1,969	2,169	497	501	713	458
Administration expenses	2,214	2,117	2,099	529	502	549	519
Other expenses	901	541	336	58	93	67	118
Goodwill impairment	1,510	0	0	–	–	–	–
Restructuring charges	122	88	5	1	0	0	4

Total operating expenses	6,937	4,715	4,609	1,085	1,096	1,329	1,099

Income/(loss) from continuing operations before
taxes, minority interests and cumulative effect of
accounting changes	(2,937)	919	1,590	418	437	253	482
Income tax expense/(benefit)	(1,234)	125	446	132	180	(63)	197
Minority interests	(47)	46	82	25	16	21	20

Income/(loss) from continuing operations before
cumulative effect of accounting changes	(1,656)	748	1,062	261	241	295	265

Income/(loss) from discontinued operations, net of tax	(220)	(21)	6	(10)	12	(9)	13
Cumulative effect of accounting changes, net of tax	(533)	1	0	–	–	–	–

Net income/(loss)	(2,409)	728	1,068	251	253	286	278

Total business volume	26,900	27,219	28,016	11,450	5,437	5,446	5,683

Return on equity, in %	(0.3%)	9.1%	11.9%	12.0%	11.3%	11.9%	11.4%

Shareholders's equity	7,766	8,242	9,695	8,506	9,433	9,744	9,695

Life & Pensions income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q200

Gross premiums written	12,900	11,940	12,221	5,428	2,234	2,226	2,333

Net premiums earned	12,774	11,843	12,146	5,391	2,210	2,212	2,333

gains/(losses)	5,856	6,086	7,473	1,666	1,844	2,395	1,568
Other revenues, including fees	305	537	536	138	134	120	144

Net revenues	18,935	18,466	20,155	7,195	4,188	4,727	4,045

Total benefits, claims, dividends and credit losses	17,599	15,854	17,367	6,494	3,525	3,938	3,410

Insurance underwriting and acquisition expenses	752	550	730	149	148	332	101
Administration expenses	1,093	1,017	1,014	255	232	252	275
Other expenses (incl. restructuring and goodwill imp.)	1,732	108	142	22	44	32	44

Total operating expenses	3,577	1,675	1,886	426	424	616	420

Income/(loss) from continuing operations before
taxes, minority interests and cumulative effect of
accounting changes	(2,241)	937	902	275	239	173	215

Total business volume	17,914	18,359	19,270	6,920	3,890	4,108	4,352

Expense ratio	10.3%	8.5%	9.1%	5.8%	9.8%	14.2%	8.6%

Non-Life income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005

Gross premiums written	8,880	8,782	8,726	4,522	1,545	1,324	1,335

Net premiums earned	8,253	8,296	8,369	2,067	2,075	2,113	2,114
gains/(losses)	717	724	716	203	155	215	143

Other revenues, including fees	2	62	128	16	46	27	39

Net revenues	8,972	9,082	9,213	2,286	2,276	2,355	2,296

Total benefits, claims, dividends and credit losses	6,125	5,882	5,812	1,447	1,439	1,543	1,383

Insurance underwriting and acquisition expenses	1,411	1,404	1,406	348	347	374	337
Administration expenses	947	944	918	223	220	247	228
Other expenses (incl. restructuring)	195	152	91	(4)	35	18	42

Total operating expenses	2,553	2,500	2,415	567	602	639	607

Income from continuing operations before
taxes, minority interests and cumulative
effect of accounting changes	294	700	986	272	235	173	306

Combined ratio	101.7%	98.2%	96.0%	96.7%	95.6%	101.2%	90.5%

– Claims ratio	73.1%	69.9%	68.2%	69.1%	68.3%	71.8%	63.8%

– Expense ratio	28.6%	28.3%	27.8%	27.6%	27.3%	29.4%	26.7%

Other Activities income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005

Gross premiums written	324	242	227	192	7	27	1

Net premiums earned	208	120	133	31	40	33	29

Net revenues	257	170	158	32	35	42	49

Total benefit claims, dividends and credit losses	319	283	87	42	11	28	6

Total operating expenses	655	400	176	49	28	35	64

Income/(loss) from continuing operations before
taxes, minority interests and cumulative effect of
accounting changes	(717)	(513)	(105)	(59)	(4)	(21)	(21)

Winterthur Corporate Center income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005

Gross premiums written	(282)	(224)	(225)	(187)	(10)	(16)	(12)

Net premiums earned	(1)	(5)	3	0	(1)	2	2

Net revenues	(117)	(64)	(60)	(28)	10	(33)	(9)

Total benefit claims, dividends and credit losses	4	1	1	(1)	1	0	1

Total operating expenses	152	140	132	43	42	39	8

Income/(loss) from continuing operations before
taxes, minority interests and cumulative effect of
accounting changes	(273)	(205)	(193)	(70)	(33)	(72)	(18)

Corporate Center income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Net revenues	(255)	908	1,990	96	580	179	53	265	696	479	550

Policyholder benefits, claims and dividends	0	(1)	48	0	0	0	(1)	1	15	38	(6)
Provision for credit losses	6	2	(1)	1	1	0	0	1	(2)	1	(1)

Total benefits, claims and credit losses	6	1	47	1	1	0	(1)	2	13	39	(7)

expenses	(7)	(12)	9	(3)	(2)	(6)	(1)	4	4	(1)	2
Banking compensation and benefits	84	83	815	21	6	46	10	30	28	51	706
Other expenses	94	113	68	(10)	76	(11)	58	(71)	(9)	(50)	198
Restructuring charges	1	(1)	(1)	0	0	(1)	0	(1)	1	0	(1)

Total operating expenses	172	183	891	8	80	28	67	(38)	24	0	905

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(433)	724	1,052	87	499	151	(13)	301	659	440	(348)

Overview of segment results (unaudited)

						Credit
	Investment	Private	Asset		Corporate	Suisse
2005, in CHF m	Banking	Banking	Management	Winterthur	Center	Group

Net revenues	15,547	10,495	2,801	29,466	1,990	60,299

Policyholder benefits, claims and dividends	–	–	–	23,262	48	23,310
Provision for credit losses	(73)	(71)	0	5	(1)	(140)

Total benefits, claims and credit losses	(73)	(71)	0	23,267	47	23,170

Insurance underwriting, acquisition and administration expenses	–	–	–	4,268	9	4,277
Banking compensation and benefits	8,621	3,588	947	–	815	13,971
Other expenses	5,400	3,012	848	336	68	9,664
Restructuring charges	0	0	0	5	(1)	4

Total operating expenses	14,021	6,600	1,795	4,609	891	27,916

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,599	3,966	1,006	1,590	1,052	9,213

Income tax expense/(benefit)						1,354
Minority interests, net of tax						2,030

Income from continuing operations before extraordinary items and cumulative effect of accounting changes						5,829

Income/(loss) from discontinued operations, net of tax						7
Cumulative effect of accounting changes, net of tax						14

Net income						5,850

						Credit
	Investment	Private	Asset		Corporate	Suisse
2004, in CHF m	Banking	Banking	Management	Winterthur	Center	Group

Net revenues	13,741	9,952	2,548	27,654	908	54,803

Policyholder benefits, claims and dividends	–	–	–	22,026	(1)	22,025
Provision for credit losses	(34)	116	0	(6)	2	78

Total benefits, claims and credit losses	(34)	116	0	22,020	1	22,103

Insurance underwriting, acquisition and administration expenses	–	–	–	4,086	(12)	4,074
Banking compensation and benefits	7,765	3,155	948	–	83	11,951
Other expenses	3,987	2,966	784	541	113	8,391
Restructuring charges	0	(2)	0	88	(1)	85

Total operating expenses	11,752	6,119	1,732	4,715	183	24,501

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,023	3,717	816	919	724	8,199

Income tax expense/(benefit)						1,417
Minority interests, net of tax						1,127

Income from continuing operations before extraordinary items and cumulative effect of accounting changes						5,655

Income/(loss) from discontinued operations, net of tax						(21)
Cumulative effect of accounting changes, net of tax						(6)

Net income						5,628

						Credit
	Investment	Private	Asset		Corporate	Suisse
2003, in CHF m	Banking	Banking	Management	Winterthur	Center	Group

Net revenues	13,024	9,246	2,208	28,047	(255)	52,270

Policyholder benefits, claims and dividends	–	–	–	24,024	0	24,024
Provision for credit losses	167	404	0	23	6	600

Total benefits, claims and credit losses	167	404	0	24,047	6	24,624

Insurance underwriting, acquisition and administration expenses	–	–	–	4,404	(7)	4,397
Banking compensation and benefits	6,881	3,247	830	–	84	11,042
Other expenses	3,958	2,900	1,091	901	94	8,944
Goodwill impairment	0	0	0	1,510	0	1,510
Restructuring charges	0	12	0	122	1	135

Total operating expenses	10,839	6,159	1,921	6,937	172	26,028

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,018	2,683	287	(2,937)	(433)	1,618

Income tax expense/(benefit)						(14)
Dividends on preferred securities for consolidated entities						133
Minority interests, net of tax						(31)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes						1,530

Income/(loss) from discontinued operations, net of tax						(201)
Extraordinary items, net of tax						7
Cumulative effect of accounting changes, net of tax						(566)

Net income						770

Assets under management

in CHF bn	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Investment Banking	12.9	17.6	16.3	16.5	15.2	16.1	14.2	14.4	14.5
Private Banking	654.4	691.0	688.5	694.5	691.5	724.5	763.7	812.6	837.6
Wealth Management	539.0	571.0	568.6	573.4	567.8	596.1	631.7	673.3	693.3
Corporate & Retail Banking	115.4	120.0	119.9	121.1	123.7	128.4	132.0	139.3	144.3
Asset Management	454.7	474.8	466.9	467.7	462.5	480.6	515.4	533.3	589.4
Winterthur	139.2	144.4	142.7	141.2	139.6	144.7	149.9	152.9	153.3

Less assets managed on behalf of other segments	(80.1)	(86.5)	(87.1)	(87.7)	(88.1)	(94.3)	(102.0)	(108.6)	(110.5)

Credit Suisse Group	1,181.1	1,241.3	1,227.3	1,232.2	1,220.7	1,271.6	1,341.2	1,404.6	1,484.3

of which discretionary	585.9	618.9	608.4	608.2	595.8	620.7	662.4	684.9	742.5
of which advisory	595.2	622.4	618.9	624.0	624.9	650.9	678.8	719.7	741.8

Net new assets

in CHF bn	2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005

Investment Banking	1.5	1.8	(0.6)	0.2	0.2	(0.5)	(1.5)	0.0	0.0
Private Banking	16.1	14.8	10.1	4.9	7.0	14.1	8.6	18.8	8.9
Wealth Management	15.4	12.5	9.2	3.4	6.3	11.1	8.1	16.8	6.8
Corporate & Retail Banking	0.7	2.3	0.9	1.5	0.7	3.0	0.5	2.0	2.1
Asset Management	(9.8)	0.6	2.6	0.6	(3.1)	3.9	11.4	5.1	(0.8)
Winterthur	(0.3)	2.1	0.1	0.4	(1.4)	2.8	0.3	0.3	(0.2)

Less net new assets managed on behalf of other segment	(2.5)	(3.7)	(3.1)	(1.4)	0.8	(4.9)	(2.6)	(5.2)	(0.1)

Credit Suisse Group	5.0	15.6	9.1	4.7	3.5	15.4	16.2	19.0	7.8

Client assets

in CHF bn	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Investment Banking	84.6	97.9	94.8	95.7	95.1	104.5	112.6	108.3	69.6
Private Banking	737.7	777.6	780.2	779.4	780.0	814.8	866.9	921.1	951.9
Asset Management	460.7	480.7	472.6	473.4	468.5	486.8	521.7	539.9	596.0
Winterthur	139.2	144.4	142.7	141.2	139.6	144.7	149.9	152.9	153.3

Less client assets managed on behalf of other segments	(80.1)	(86.5)	(87.1)	(87.7)	(88.1)	(94.3)	(102.0)	(108.6)	(110.5)

Credit Suisse Group	1,342.1	1,414.1	1,403.2	1,402.0	1,395.1	1,456.5	1,549.1	1,613.6	1,660.3

Reporting and targets under new
structure

London

April 11, 2006

Renato Fassbind, CFO Credit Suisse Group

Disclaimer

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Agenda

Introduction

Transition of 2005 results and 2007 net income targets to current reporting format

Economic Risk Capital (ERC)

Tier 1 ratio and Basel II implementation

Reporting structure from January 1, 2006

 Reporting

Segments

Investment
Banking

Private
Banking

Asset
Management

Winterthur

Corporate

Center

Additional
business
information

Credit Suisse Group

Asset Mgmt
revenues

Private equity
commissions and
fees

Private equity
gains

Life & Pensions

Additional
revenue
disclosure:

Wealth

Management

Corporate &
Retail Banking

Additional
revenue
disclosure:

Non-Life

Other Activities

Corporate
Center/
Eliminations

Underwriting

Advisory

Trading

Other

Banking business realignments
Overview

Private Banking,
Corporate & Retail
Banking

Wealth & Asset
Management

Trading execution

Discretionary mandates

Alternative Investments

Private client services (US)

Private
Banking

Asset
Management

Institutional Securities

Investment
Banking

Segments
during 2005

Segments
from January 2006

Small/mid-sized
pension funds (CH)

Private funds group

Banking business realignments
Description                                                                                                                                                                             (1/2)

Trading
execution

Swiss-based trading execution and secondary
trading activities (equity, fixed income, foreign
exchange, precious metals)

Discretionary
mandates

Portfolio management private client mandates to
be combined with capabilities for institutional
mandates in Asset Management

Alternative
Investments

Product origination, structuring and management
activities reported/managed within Asset
Management

Marketing and sales activities remain within
Private Banking

Investment
Banking

Asset
Management

Asset
Management

Now reported
within

Banking business realignments
Description                                                                                                                                                                            (2/2)

Private client
services

US-based advisory business serving high-net-
worth individuals and corporate investors with a
wide range of proprietary and third-party
investment management products and services

Small/mid-sized
pension funds

Small and medium-size Swiss institutional
pension fund clients managed and reported
within Corporate & Retail Banking business

Private funds
group

Raises capital on behalf of third-party and own
managed hedge funds, private equity funds and
real estate funds

Private Banking
(Wealth Management
business)

Private Banking
(Corporate & Retail
Banking business)

Investment
Banking

Now reported
within

Changes implemented with new reporting structure
Minority interests, internal commissions and other items

Minority
interests

Minority interest results relating primarily to entities in which the Group is considered to have a controlling interest, but has no significant economic interest, are reported as an accounting adjustment in Corporate Center

Internal
commissions

Internal commission payments were accounted for gross in Wealth & Asset
Management and are now netted against revenues in Asset Management

Segments will be managed and reported on a pre-tax basis

Taxes, minority interests, extraordinary items, discontinued operations and cumulative effect of accounting changes will be reported on a consolidated group level

Other items

Unchanged financial targets for 2007

Includes CHF 0.2 bn after-tax cost synergies from banking integration

Segment contribution revised to reflect current reporting structure

Pre-tax income

4.0

4.6

1.1

1.7

(0.3)

> 11.1

(2.9)

> 8.2

Investment
Banking

Private
Banking

Asset
Management

Winterthur

Corporate
Center

Pre-tax income
Credit Suisse
Group

Taxes,
minority
interests

Net income
Credit Suisse

Group

in CHF bn

Agenda

Introduction

Transition of 2005 results and 2007 net income targets to current reporting format

Economic Risk Capital (ERC)

Tier 1 ratio and Basel II implementation

Private Banking and Corporate & Retail Banking become one
segment

Private
Banking
Segment

Corporate
& Retail
Banking
Segment

Private Banking

Segment

01.01.2006

Wealth
Management

Corporate
& Retail
Banking

Business

transfers

= Transfers in / out

in

out

/

Transition from former Private Banking and Corporate & Retail
Banking segments to Private Banking segment

1)

1) Target for 2007

2) Calculated using a return excluding funding costs for allocated goodwill

Net revenues

7.7

 3.5

(0.7)

10.5

Total operating expenses

4.4

2.2

–

6.6

Pre-tax income

3.3

1.4

(0.7)

4.0

> 4.6

Cost/income ratio in %

57.3

63.2

62.9

Pre-tax margin in %

42.3

39.6

37.8

Pre-tax return on average ERC in %2)

–

–

85.5

Average ERC in CHF m

–

–

4,714

Assets under Mgmt in CHF bn

659.3

57.8

120.5

837.6

Net new assets in CHF bn

42.7

2.0

5.7

50.4

Corporate

Medium-

2005

Private

& Retail

Private

term

in CHF bn, except where indicated

Banking

Banking

in/out

Banking

target

= Transfers in / out

TE = Trading execution; PCS = Private client services

in

out

/

Transition from former Private Banking segment to Wealth
Management business

1) Target for 2007

1)

Net revenues

7.7

(0.4)

0.3

(0.5)

7.1

Total operating expenses

4.4

(0.2)

0.4

(0.2)

4.4

Pre-tax income

3.3

(0.2)

(0.1)

(0.3)

2.7

> 3.3

Cost/income ratio in %

57.3

62.3

Pre-tax margin in %

42.3

37.3

> 40

Gross margin in bp

129.2

112.6

Net margin (pre-tax) in bp

54.7

42.0

Assets under Mgmt in CHF bn

659.3

–

74.0

(40.0)

693.3

Net new assets in CHF bn

42.7

–

6.8

(6.7)

42.8

Net new assets in % of AuM

7.9

7.5

> 6

Medium-

2005

Private

TE

PCS

other

Wealth

term

in CHF bn, except where indicated

Banking

out

in

in/out

Mgmt

target

Change to gross margin

2005 Private
Banking

Trading
execution

Private client
services

Other

Wealth
Management

business

129.2

(6.4)

(9.0)

(1.3)

112.6

in basis points

(4.4)

4.5

Discretionary
mandates

Alternative
Investments

out

out

out

in

in/out

= Transfers in / out

in

out

/

Transition from former Corporate & Retail Banking segment to
Corporate & Retail Banking business

1)

TE = Trading execution

1) Target for 2007

2) Calculated using a return excluding funding costs for allocated goodwill

Net revenues

3.5

(0.2)

0.1

3.4

Total operating expenses

2.2

(0.1)

0.1

2.2

Pre-tax income

1.4

(0.1)

 0.0

1.3

> 1.3

Cost/income ratio in %

63.2

64.1

Pre-tax margin in %

39.6

38.7

> 35

Pre-tax return on average ERC in % 2)

–

41.9

> 35

Average ERC in CHF m

–

3,122

Assets under Mgmt in CHF bn

57.8

–

86.5

144.3

Net new assets in CHF bn

2.0

–

5.6

7.6

Corporate

Corporate

Medium-

2005

& Retail

TE

other

& Retail

term

in CHF bn, except where indicated

Banking

out

in/out

Banking

target

= Transfers in / out

in

out

/

1) Excluding CHF 379 m in minority interest revenues and
CHF 8 m in minoritiy interest expenses relating primarily to the FIN 46R consolidation
2) Excluding the charge to increase the reserve for certain private litigation of CHF 960 m before tax
3) Target for 2007
4) Calculated using a return excluding funding costs for allocated goodwill

Transition from former Institutional Securities segment to
Investment Banking segment

TE = Trading execution

3)

1)

Net revenues

14.7

0.6

0.2

15.5

Total operating expenses 2)

12.7

0.3

0.1

13.1

Pre-tax income 2)

2.1

0.3

0.2

2.6

> 4.0

Cost/income ratio in % 2)

86.1

84.0

Comp/revenue ratio in %

56.1

55.5

Pre-tax margin in % 2)

14.4

16.5

> 20

Pre-tax return on average ERC in % 2) 4)

–

21.9

> 25

Average ERC in CHF m

–

13,246

Medium-

2005

Institutional

TE

other

Investment

term

in CHF bn, except where indicated

Securities

in

in/out

Banking

target

= Transfers in / out

in

out

/

1) Excluding CHF 1,695 m in minority interest revenues
and CHF 24 m in minoritiy interest expenses
relating primarily to the FIN 46R consolidation
2) Target for 2007

Transition from former Wealth & Asset Management segment to
Asset Management segment

PCS = Private client services

2)

1)

Net revenues

3.5

(0.3)

(0.4)

2.8

Total operating expenses

2.7

(0.4)

(0.5)

1.8

Pre-tax income

0.8

 0.1

0.1

1.0

> 1.1

Cost/income ratio in %

75.2

64.1

Pre-tax margin in %

24.8

35.9

> 35

Assets under Mgmt in CHF bn

608.8

(74.0)

54.6

589.4

Net new assets in CHF bn

11.5

(6.8)

14.9

19.6

Net new assets in % of AuM

2.4

4.2

Wealth

Medium-

2005

& Asset

PCS

other

Asset

term

in CHF bn, except where indicated

Mgmt

out

in/out

Mgmt

target

Asset Management - additional revenue disclosure

Private equity investments are an integral part of the business, albeit lumpy and cyclical

2005 gains to be considered at a high level of the cycle

At year-end 2005, CHF 26 bn of external private equity funds under management and CHF 1.3 bn of direct private equity investments

Asset management revenues

1,909

1,772

1,722

Private equity commissions and fees

194

256

263

Net revenues before private equity gains

2,103

2,028

1,985

Private equity gains

698

520

223

Net revenues

2,801

2,548

2,208

in CHF m

2005

2004

2003

1) Excluding CHF 2,074 m in minority interest revenues and
CHF 32 m in minoritiy interest expenses relating primarily to the FIN 46R consolidation
2) Excluding the charge of CHF 630 m for the change  in treatment for share-based compensation awards

Transition from former Corporate Center & Adjustments to Corporate
Center

Pre-tax income 1) 2)

(0.5)

0.1

(0.4)

(0.3)

Corporate

2005

Center &

other

Corporate

2007

in CHF bn, except where indicated

Adjustments

in/out

Center

Target

Winterthur becomes one segment

Life &
Pension
Segment

Non-Life
Segment

   Winterthur

Segment

01.01.2006

Winterthur

Winterthur’s businesses
as of January 1, 2006

Life and pension
operations in
Europe and Asia

Long-term German
health business

Motor, property,
liability, accident
and non-German
health operations
in Europe and the
US

Closed Portfolio
Management
(centrally managed
portfolios in
run-off)

Centrally managed
reinsurance

Winterthur corporate
center costs

Financing costs

Eliminations and
adjustments

Corporate Center/

Eliminations

Other
Activities

Non-Life

Life &
Pensions

NL = Non-Life; OA = Other Activities; CC/E = Winterthur Corporate Center/Eliminations

Transition from former Life & Pensions segment
to Life & Pensions business

Net revenues

18.2

2.0

–

–

20.2

Total benefits, claims and dividends

15.6

1.8

–

–

17.4

Total operating expenses

1.9

0.1

–

(0.1)

1.9

Income from continuing operations

before taxes

0.7

0.1

–

0.1

0.9

Total business volume

17.7

19.3

Expense ratio in %

9.9

9.0

Investment return in %

4.9

4.9

2005

Life &

NL

OA

CC/E

Life &

in CHF bn, except where indicated

Pensions

in

out

in/out

Pensions

1) Reclassifications mainly related to discontinued operations of individual health business Switzerland

Transition from former Non-Life segment
to Non-Life business

LP = Life & Pensions; OA = Other Activities;
CC/E = Winterthur Corporate Center/Eliminations

1)

Gross premiums written

10.7

(0.3)

(1.6)

(0.2)

0.1

8.7

Net revenues

11.7

(0.4)

(2.0)

(0.1)

–

9.2

Total benefits, claims and dividends

7.9

(0.2)

(1.8)

(0.1)

–

5.8

Total operating expenses

2.9

(0.2)

(0.1)

(0.1)

(0.1)

2.4

Income from continuing operations

  before taxes

0.9

–

(0.1)

0.1

0.1

1.0

Combined ratio in %

96.6

96.0

Claims ratio in %

72.0

68.2

Expense ratio in %

24.6

27.8

Investment return in %

4.2

3.9

2005

Adj.

LP

OA

CC/E

in CHF bn, except where indicated

Non-Life

in

out

in/out

Non-Life

Winterthur segment
Overview

1) Including corporate center costs of CHF 128 m

2) Individual health business Switzerland classified under
discontinued operations

LP = Life & Pensions; NL = Non-Life; OA = Other Activities; CC/E =
Winterthur Corporate Center/Eliminations

Businesses

1))

Net revenues

29.5

20.2

9.2

0.2

(0.1)

Total benefits, claims and dividends

23.3

17.4

5.8

0.1

–

Total operating expenses

4.6

1.9

2.4

0.2

0.1

Income from continuing

operations before taxes2)

1.6

0.9

1.0

(0.1)

(0.2)

Return on equity

11.9

Total business volume

28.0

19.3

8.7

0.3

(0.3)

2005

Winterthur

in CHF bn, except where indicated

Segment

LP

NL

OA

CC/E

2005

Key performance targets overview

          Mid-term
              targets

Investment Banking

Private
Banking

Asset Management

Wealth
Management

Corporate &
Retail Banking

Credit Suisse Group
consolidated

1) 16.5 % excluding the litigation charge of CHF 960 m before tax; 2) 21.9 % excluding the litigation charge of CHF 960 m before tax;
3) 18.0 % excluding the charge of CHF 624 m after tax for litigation provisions and the charge of CHF 421 m after tax in relation to the change in accounting for share-based compensation; 4) Calculated using a return excluding funding costs for allocated goodwill

1)

2)

3)

Pre-tax margin

10.3%

> 20%

Pre-tax return on average ERC 4)

14.7%

> 25%

Pre-tax margin

37.3%

> 40%

Net new assets in % of AuM

7.5%

> 6%

Pre-tax margin

38.7%

> 35%

Pre-tax return on average ERC 4)

41.9%

> 35%

Pre-tax margin

35.9%

> 35%

BIS Tier 1 ratio

11.3%

~ 10%

Return on equity

15.4%

> 20%

Agenda

Introduction

Transition of 2005 results and 2007 net income targets to current reporting format

Economic Risk Capital (ERC)

Tier 1 ratio and Basel II implementation

Economic Risk Capital (ERC) at Credit Suisse Group

Application and disclosure of ERC-based measures is becoming a widely recognized standard within the industry

ERC has been an integral part of risk, capital and performance measurement at Credit
Suisse for over 5 years

Credit Suisse has adopted harmonized performance measurement approach across the banking business

Credit Suisse will begin disclosing average ERC and Return on ERC for its banking segments externally from first quarter 2006

Return on Economic Risk Capital (RoERC)

Risk, capital and performance measurement and management

Consistent measure based on pure economic risk perspective

Provide appropriate signals to management about risk changes and business performance

Support capital resource allocation/re-allocation decisions

Used in the assessment of incremental transactions

Allows performance measurement at a granular level

Objective

Benefits

Return
on ERC

Considers returns against a pure risk-adjusted capital

Calculation

Pre tax-income *

Average ERC

* excluding funding costs for allocated goodwill

ERC by segment
Average ERC 2005, in CHF bn

26.7

28.6

1.8

(2.9)

1.1

19.1

13.3

4.7

8.7

Investment

Banking

Private

Banking

Asset

Mgmt

Total

Banking

Winterthur

CC

Residual

unallocated

diversification

benefit

Total

ERC at
year-end

     Pre-tax return on average ERC in %1):

              14.72)          85.5           98.0                 37.13)

1) Calculated using a return excluding funding costs for allocated goodwill;
2) 21.9 % excluding the litigation charge of CHF 960 m before tax; 3) 42.1 % excluding the litigation charge of CHF 960 m before tax

CRB = Corporate & Retail Banking

Of which CRB:

Average ERC: 3.1

RoERC: 41.9%

Agenda

Introduction

Transition of 2005 results and 2007 net income targets to current reporting format

Economic Risk Capital (ERC)

Tier 1 ratio and Basel II implementation

Tier 1 ratio and Basle II implementation

Target tier 1 ratio of ~10 % under current rules and regulations (Basle I)

Preliminary impact analysis on Basle II suggests overall negative effect on Credit
Suisse Group consolidated Tier 1 ratio

Negative effect on Investment Banking business offset in part by positive effect resulting from Private Banking operations

Launched series of initiatives to try to mitigate negative impact mainly within
Investment Banking

Questions & Answers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
	Name:	URS ROHNER
	Title:	GENERAL COUNSEL

	By:	/s/ Charles Naylor
	Name:	CHARLES NAYLOR
	Title:	HEAD OF CORPORATE COMMUNICATIONS
Date: April 11, 2006